Exhibit 99.1

Zhihu Inc. Announces Plan to Implement ADS Ratio Change

BEIJING, April 26, 2024—Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), a leading online content community in China, today announced that it plans to change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”), par value US$0.0001 per share, from the current ratio of two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares, effective on or about May 10, 2024, U.S. Eastern Time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-six reverse ADS split. Upon the Effective Date, ADS holders will be required to surrender and exchange every six existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “ZH.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company’s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than six times the ADS trading price before the change.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com